EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Allied Capital Corporation:

We consent to the use of our report dated February 17, 2004, with respect to the consolidated balance sheet of Allied Capital Corporation and subsidiaries as of December 31, 2003 and 2002, including the consolidated statement of investments as of December 31, 2003, and the related consolidated statements of operations, changes in net assets and cash flows, and the financial highlights (included in Note 15), for the years ended December 31, 2003 and 2002, incorporated herein by reference.

Our report refers to our audit of the revisions that were applied to the 2001 consolidated financial statements, as more fully described in Note 2 to the consolidated financial statements. However, we were not engaged to audit, review, or apply procedures to the 2001 consolidated financial statements other than with respect to such revisions.

/s/ KPMG LLP

Washington, D.C.
May 27, 2004